UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Sabre Holdings Corp.

(Name of Issuer)

Common

(Title of Class of Securities)

785905100

(CUSIP Number)

        Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 785905100

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of above person
	PRIMECAP Management Company	95-3868081
(2)	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization
225 South Lake Avenue #400, Pasadena, CA 91101
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power
993,527
(6) Shared Voting Power
—0—
(7) Sole Dispositive Power
7,545,737
(8) Shared Dispositive Power
—0—
(9)		Aggregate Amount Beneficially Owned by Each Reporting Person
7,545,737
(10)		Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
(11)		Percent of Class Represented by Amount in Row (9)
5.27%
(12)		Type of Reporting Person*
IA

*SEE INSTRUCTION BEFORE FILLING OUT!

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2003
Date

/s/ THEO A. KOLOKOTRONES
Signature

Theo A. Kolokotrones, President
Name/Title